UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Mesa Air Group, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

590479135
(CUSIP Number)

Robert S. Rivkin
United Airlines Holdings, Inc.
233 South Wacker Drive
Chicago, Illinois 60606
(872) 825-4000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 13, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 590479135	SCHEDULE 13D	Page 2 of 8 pages
1	NAMES OF REPORTING PERSONS
United Airlines Holdings, Inc. 36-2675207

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,042,061

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,042,061

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,042,061

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9999998% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

1.
This percentage is based on a total of 36,378,550 Shares (as defined herein) outstanding as of January 3, 2023, as reported by the Issuer in its definitive proxy statement on Schedule 14A, filed with the SEC (as defined herein) on January 11, 2023, plus 4,042,061 Shares issued to United Airlines, Inc. on January 13, 2023.

CUSIP No: 590479135	SCHEDULE 13D	Page 3 of 8 pages
1	NAMES OF REPORTING PERSONS
United Airlines, Inc. 74-2099724

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,042,061

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,042,061

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,042,061

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9999998% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

1.
This percentage is based on a total of 36,378,550 Shares outstanding as of January 3, 2023, as reported by the Issuer in its definitive proxy statement on Schedule 14A, filed with the SEC on January 11, 2023, plus 4,042,061 Shares issued to United Airlines, Inc. on January 13, 2023.

CUSIP No: 590479135	SCHEDULE 13D	Page 4 of 8 pages
Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, no par value per share (the “Shares”), of Mesa Air Group, Inc., a Nevada corporation (the “Issuer”), and is being filed pursuant to Section 13(d) of the Act.  The Issuer’s principal executive offices are located at 410 North 44th Street, Suite 700, Phoenix, Arizona 85008.

Item 2.	Identity and Background

(a) - (c) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

-	United Airlines Holdings, Inc. (“UAL”), and
-	United Airlines, Inc. (“United”).

The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit No. 99.1 and is incorporated herein by reference.

United is a wholly-owned subsidiary of UAL, a publicly-traded company.  UAL, together with its subsidiaries, including United, provides air transport for people and cargo worldwide. Each of the Reporting Persons is a Delaware corporation.

The principal business address of each of the Reporting Persons is 233 South Wacker Drive, Chicago, Il, 60606.

Set forth on Schedule A hereto, which is incorporated herein by reference, is the name, business address, principal occupation or employment and the name, principal business and citizenship of each of the directors and executive officers of the Reporting Persons.

(d) - (e) During the past five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The jurisdiction of organization of the Reporting Persons is set forth in subsection (a) above. The citizenship of each of the individuals referred to in Schedule A is set forth on Schedule A.

Item 3.	Source and Amount of Funds or Other Consideration

On December 27, 2022, Mesa Airlines, Inc. (“Mesa”), a wholly-owned subsidiary of the Issuer, entered into the Third Amended and Restated Capacity Purchase Agreement (the “CPA”) with United, which is filed as Exhibit 99.2 hereto. The CPA provides for, among other things, certain amended terms regarding the contractor services that Mesa provides to United.  In addition, United assumed all of CIT Bank’s (“CIT”) rights and obligations under Mesa’s and Mesa Air Group Airline Inventory Management, L.L.C.’s existing Credit and Guaranty Agreement with CIT, which is guaranteed by the Issuer (the “Existing Agreement” and, as amended and assumed by United, the “Amended Credit Facility”), including (i) extending the Revolving Loan Maturity Date (as defined in the Amended Credit Facility) from the earlier to occur of November 30, 2028 or the date of the termination of the CPA; (ii) provide for a revolving loan of $10.0 million plus certain other fees (the “Effective Date Bridge Loan”), which will be due and payable on January 31, 2024, subject to certain mandatory prepayment requirements; (iii) provide for Revolving Commitments (as defined in the Amended Credit Facility) equal to $30.7 million (inclusive of the amount outstanding under such facility as of the effective date of the Assignment) plus the original principal amount of the Effective Date Bridge Loan; (iv) amortization of the obligations outstanding under the Existing Agreement commencing the last business day of each fiscal quarter commencing the fiscal quarter ending March 31, 2025; and (v) a covenant capping Restricted Payments (as defined in the Amended Credit Facility) at $5.0 million per fiscal year, a consolidated interest and rental coverage ratio of 1.00 to 1.00 covenant, measured at the end of each fiscal quarter, and a Liquidity (as defined in the Amended Credit Facility) requirement of not less than $15.0 million at close of any business day.

As a material inducement for United entering into the CPA and providing the revolving line of credit, the Issuer agreed to take the following steps:  (i) issue to United Shares equal to approximately 10.0% of the total Shares outstanding, calculated on a fully diluted basis immediately after such issuance, pursuant to an Equity Purchase Agreement (defined below); and (ii) grant United the right to designate one individual (the “United Designee”) to be appointed to the board of directors (the “Board”) of the Issuer and the Board of Mesa, which right shall terminate at such time as United’s equity ownership in the Issuer falls below 5.0%.

The issuance of such Shares to United by the Issuer was expected, pursuant to the CPA, to be pursuant to a definitive agreement by and between United and the Issuer including customary representations, warranties, covenants and indemnities for such a transaction (the “Equity Purchase Agreement”).  In addition, pursuant to the CPA, the Issuer agreed to cause to be granted to United pro rata preemptive rights relating to the issuance of any equity securities that the Issuer may propose to issue or sell to any person in the future (the “Preemptive Rights”), and the Issuer agreed to grant to United customary demand and piggyback registration rights in respect of publicly registered offerings of the Issuer, subject to usual and customary exceptions and limitations (the “Registration Rights Agreement”).

On January 13, 2023, the Issuer issued to United 4,042,061 Shares, equal to approximately (and slightly less than) 10.0% of the Issuer’s total Shares outstanding, calculated on a fully diluted basis immediately after such issuance.  The Reporting Persons will file an amendment to this Schedule 13D promptly after the Equity Purchase Agreement and Registration Rights Agreement are effective.

Item 4.	Purpose of Transaction

The disclosure in Item 3 of this Schedule 13D is incorporated by reference into this Item 4.

The Reporting Persons hold their securities of the Issuer for investment purposes.  Pursuant to the CPA and the amended bylaws of the Issuer, United has the right to designate a United Designee to the Issuer’s Board and to Mesa’s Board, subject to the approval of the Issuer’s Board, such approval not to be unreasonably withheld, conditioned or delayed.  The Reporting Persons may also engage in communications with the directors on each Board, members of management of each of the Issuer and Mesa, other shareholders, financial and legal advisers and other parties regarding the Issuer and Mesa, including but not limited to each company’s operations, governance and control.

CUSIP No: 590479135	SCHEDULE 13D	Page 5 of 8 pages
The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions and subject to applicable law: (i) acquire beneficial ownership of additional Shares in the open market, in privately negotiated transactions or otherwise; (ii) dispose of all or part of their holdings of securities of the Issuer; or (iii) take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D.

Except as set forth herein and as contemplated by the CPA, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a, b) As of the date hereof, each of the Reporting Persons may be deemed to own 4,042,061 Shares, which represents approximately 9.9999998% of the Shares outstanding.

The foregoing beneficial ownership percentage is based on a total of 36,378,550 Shares outstanding as of January 3, 2023, as reported by the Issuer in its definitive proxy statement on Schedule 14A, filed with the U.S. Securities and Exchange Commission (“SEC”) on January 11, 2023, plus 4,042,061 Shares issued to United on January 13, 2023.

As the holding company of United, UAL shares with United the power to vote or direct the vote, and the power to dispose or direct the disposition of, 4,042,061 Shares directly held by United.

(c) The disclosure in Item 3 of this Schedule 13D is incorporated by reference into this Item 5(c).  Except as set forth in this Schedule 13D, no transactions in the Shares have been effected by the Reporting Persons within the past 60 days.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no other person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure in Item 3 and Item 4 of this Schedule 13D is incorporated by reference into this Item 6.

The Reporting Persons are filing this Schedule 13D jointly pursuant to a joint filing agreement under Rule 13d-1(k) under the Act, a copy of which is filed as Exhibit 99.1 to this Schedule 13D.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit Description

Exhibit 99.1*	Joint Filing Agreement, dated as of January 23, 2023, between UAL and United.

*Filed herewith

CUSIP No: 590479135	SCHEDULE 13D	Page 6 of 8 pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

United Airlines Holdings, Inc.

By:	/s/ Robert S. Rivkin
Name: Robert S. Rivkin
Title: Senior Vice President and Chief Legal Officer

United Airlines, Inc.

By:	/s/ Gerald Laderman
Name: Gerald Laderman
Title: Executive Vice President and Chief Financial Officer

January 23, 2023

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

CUSIP No: 590479135	SCHEDULE 13D	Page 7 of 8 pages
SCHEDULE A

The following sets forth information concerning the executive officers and directors of UAL and United as of January 20, 2023, in response to Item 2 and Instruction C to Schedule 13D. Capitalized terms used herein have the meanings assigned thereto in the Schedule 13D to which this Schedule A relates.  The principal address of each of the executive officers and directors of UAL and United is 233 South Wacker Drive, Chicago, IL, 60606. Each of the executive officers and directors of UAL and United is a citizen of the United States unless otherwise indicated.

UNITED AIRLINES HOLDINGS, INC. – BOARD OF DIRECTORS

Name and Position	Present Principal Occupation or Employment
Edward M. Philip Chairman and Independent Director	Former Chief Operating Officer, Partners in Health
Carolyn Corvi Independent Director	Former Vice President and General Manager, The Boeing Company
Matthew Friend Independent Director	Executive Vice President and Chief Financial Officer, NIKE, Inc.
Barney Harford[1] Independent Director	Former Chief Operating Officer, Uber Technologies, Inc.
Michele J. Hooper Independent Director	President and Chief Executive Officer, The Directors’ Council
Walter Isaacson Independent Director	Advisory Partner, Perella Weinberg Partners
Richard Johnsen Director	Chief of Staff to the International President, International Association of Machinists and Aerospace Workers
James A. C. Kennedy Independent Director	Former President and Chief Executive Officer, T. Rowe Price Group, Inc.
Scott Kirby Director and Chief Executive Officer	Chief Executive Officer, United Airlines Holdings, Inc.
Edward L. Shapiro Independent Director	Former Managing Partner, PAR Capital Management, Inc.
Laysha Ward Independent Director	Executive Vice President, Chief External Engagement Officer, Target Corporation
James M. Whitehurst Independent Director	Senior Advisor, International Business Machines Corporation

UNITED AIRLINES HOLDINGS, INC. – EXECUTIVE OFFICERS

Name	Title
Scott Kirby	Chief Executive Officer
Brett J. Hart	President
Torbjorn (Toby) J. Enqvist	Executive Vice President and Chief Operations Officer
Kate Gebo	Executive Vice President Human Resources and Labor Relations
Linda P. Jojo	Executive Vice President and Chief Customer Officer
Gerald Laderman	Executive Vice President and Chief Financial Officer
Andrew Nocella	Executive Vice President and Chief Commercial Officer

1 Barney Harford is a citizen of the United Kingdom.

CUSIP No: 590479135	SCHEDULE 13D	Page 8 of 8 pages
UNITED AIRLINES, INC. – BOARD OF DIRECTORS

Name and Position	Present Principal Occupation or Employment
Brett J. Hart Director	President
Scott Kirby Director	Chief Executive Officer
Gerald Laderman Director	Executive Vice President and Chief Financial Officer

UNITED AIRLINES, INC. – EXECUTIVE OFFICERS

Name	Title
Scott Kirby	Chief Executive Officer
Brett J. Hart	President
Torbjorn (Toby) J. Enqvist	Executive Vice President and Chief Operations Officer
Kate Gebo	Executive Vice President Human Resources and Labor Relations
Gregory L. Hart	Executive Vice President and Chief Growth Officer
Linda P. Jojo	Executive Vice President and Chief Customer Officer
Gerald Laderman	Executive Vice President and Chief Financial Officer
Andrew Nocella	Executive Vice President and Chief Commercial Officer
Jonathan Roitman	Executive Vice President and Special Advisor